UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66444

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Conning Investment Products, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Financial Plaza
(No. and Street)

Hartford	CT	06103-2167
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Forella (860)299-2167
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

185 Asylum Street, Suite 2400	Hartford	CT	06103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Jung Lee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Conning Investment Products, Inc, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

City/County of Hartford
State of Connecticut
Subscribed and sworn to before me
this 28 day of February, 2018
by Janet Lasewicz
Notary Public
My commission expires 1/31/21

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Conning Investment Products, Inc.
Financial Statements and
Supplementary Schedules pursuant to
Securities and Exchange Commission Rule 17a-5
For the year ended December 31, 2017

Conning Investment Products, Inc.
December 31, 2017

Page(s)

Report of Independent Registered Public Accounting Firm..1-2

Financial Statements

Balance Sheet...3

Statement of Operations...4

Statement of Shareholder's Equity 5

Statement of Cash Flows 6

Notes to Financial Statements...7-13

Supplementary Schedules

Schedule I – Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c-3-1 Under the Securities Exchange Act of 1934..14

Schedule II – Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to Rule 15c-3-3 Under the Securities Exchange Act of 1934..15



Report of Independent Registered Public Accounting Firm

To the Board of Directors of Conning Investment Products, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Conning Investment Products, Inc. as of December 31, 2017, and the related statements of operations, shareholder's equity and cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying computation of net capital for brokers and dealers pursuant to rule 15c3-1 and computation of determination of reserve requirements and information relating to possession or control requirements pursuant to rule 15c3-3 are supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplemental information is the responsibility of the Company's management. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the computation of net capital for brokers and dealers pursuant to rule 15c3-1 and computation of determination of reserve requirements and information relating to possession or control

PricewaterhouseCoopers LLP, 185 Asylum Street, Hartford, CT 06103
T: (860) 241-7000, F:860-241-7590, www.pwc.com/us



requirements pursuant to rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

February 27, 2018

We have served as the Company's auditor since 2001.

CONNING INVESTMENT PRODUCTS, INC.
BALANCE SHEET
AT DECEMBER 31, 2017

		2017
ASSETS		
Current Assets:		
Cash and cash equivalents	$	933,678
Accounts receivable, net		89,214
Prepaid expenses		15,159
Total current assets		1,038,051
Deferred income taxes		53,439
Total assets	$	1,091,490

LIABILITIES AND SHAREHOLDER'S EQUITY

Current Liabilites:		
Due to affiliates	$	99,516
Income taxes payable		1,717
Other liabilities and accrued expenses		37,536
Total current liabilities		138,769
Common stock, $.01 par value: 1,000 shares authorized, issued and outstanding		10
Additional paid in capital		832,108
Retained earnings		120,603
Total shareholder's equity		952,721
Total liabilities and shareholder's equity	$	1,091,490

The accompanying notes are an integral part of these financial statements.

CONNING INVESTMENT PRODUCTS, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2017

		2017
REVENUE		
Asset management fees	$	255,224
Sales and marketing fees		69,085
Interest income and other revenue		2,237
Total revenues		326,546
EXPENSES		
Professional fees		517,891
Marketing and production		10,000
Other operating expenses		27,160
Total expenses		555,051
Loss before income taxes		(228,505)
Income tax benefit		(47,198)
Net loss	$	(181,307)

The accompanying notes are an integral part of these financial statements.

4

CONNING INVESTMENT PRODUCTS, INC.
STATEMENT OF SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2017

	Common Stock	Additional Paid in Capital	Retained Earnings	Total Shareholder's Equity
Balance, December 31, 2016	10	832,108	301,910	1,134,028
Net loss	-	-	(181,307)	(181,307)
Balance, December 31, 2017	$ 10	$ 832,108	$ 120,603	$ 952,721

The accompanying notes are an integral part of these financial statements.

CONNING INVESTMENT PRODUCTS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017

		2017
Cash flows from operating activities:		
Net Loss	$	(181,307)
Adjustments to reconcile net loss to net cash		
provided by operations:		
Deferred income taxes		(64,457)
Changes in assets and liabilities:		
Accounts receivable		560,166
Due to affiliates		(687,356)
Prepaid expenses		(1,869)
Other liabilities and accrued expenses		6,554
Income tax payable		(49,320)
Net cash used in operating activities		(417,589)
Net change in cash and cash equivalents		(417,589)
Cash and cash equivalents, beginning of the year		1,351,267
Cash and cash equivalents, end of the year	$	933,678
Supplemental disclosures:		
Income tax payments	$	66,580
Income tax refund		-

The accompanying notes are an integral part of these financial statements.

CONNING INVESTMENT PRODUCTS, INC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017

NOTE 1 – ORGANIZATION

Conning Investment Products, Inc. (the "Company") is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company serves as an introducing broker-dealer for the purpose of placing institutional investors and does not receive customer funds or securities during the course of its operations and is exempt from the calculation of a reserve requirement pursuant to Rule 15c3-3 subparagraph (k)(2)(i) under the Securities Exchange Act of 1934.

The Company also provides asset management services primarily for institutional clients that are located in Canada. The Company is registered as an investment adviser with the SEC pursuant to section 203(c)(2)(A) of the Investment Advisors Act of 1940 and is registered with the Ontario Securities Commission as an investment adviser under the provisions of the Securities Act (Ontario) in the category of investment counsel and portfolio management.

The Company is a wholly-owned subsidiary of Conning & Company (the "Parent"). The Parent is a wholly-owned subsidiary of Conning Holdings Corp. ("CHC"). CHC is a wholly owned subsidiary of Conning U.S. Holdings, Inc. ("CUSH") and CUSH is a wholly owned subsidiary of Conning Holdings Limited ("CHL"), which is the ultimate parent of all Conning entities. CHL is a wholly owned subsidiary of Cathay Life Insurance Co., Ltd. ("Cathay Life"), a life insurance company based in Taipei, Taiwan, ROC. Cathay Life is a wholly owned subsidiary of Cathay Financial Holding Co., Ltd ("Cathay"), which is also based in Taipei, Taiwan, ROC. Cathay is the ultimate parent of the Company and is publicly traded on the Taiwan Stock Exchange.

NOTE 2 – SUMMARY OF ACCOUNTING POLICIES

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP). The significant accounting policies followed by the Company are summarized below.

Revenue Recognition – In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). The objective of the amendments in this update was to clarify the principles for recognizing revenue and to develop a common revenue standard for U.S. GAAP. In August 2015, the FASB issued ASU 2015-14 which defers the effective date of ASU 2014-09 for entities that file financial statements with the Securities and Exchange Commission to fiscal years beginning after December 15, 2017. The Company has evaluated the effect of ASU 2014-09 and determined that it will not have an impact on the financial statement of the Company.

Asset management fees are determined based on contractual provisions and are earned based on percentages of the assets under management. Asset management fees are accrued into income in the period in which the service is provided. Sales and marketing fees are recognized when earned under the terms of placement or partnership agreements.

Cash and Cash Equivalents – Cash and cash equivalents represent cash and highly liquid investments with original maturities of three months or less.

Concentration of Credit Risk – Financial instruments which potentially expose the Company to concentration of credit risk consist primarily of cash and cash equivalents held at a creditworthy financial institution. During the year, cash was in excess of the Federal Deposit Insurance Corporation insurance limit of $250,000. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

Income Taxes – Income tax expense or benefit is based on income or loss reported in the financial statements. In accordance with FASB's income tax guidance (ASC 740), deferred federal and state income taxes are provided based on an asset and liability approach which requires the recognition of deferred income tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities. The future benefits of deferred tax assets are recognized when the realization of such benefits is more likely than not. The Company records a valuation allowance against the deferred income tax asset for that portion of the asset that may not be realized. As of December 31, 2017, the Company recorded a valuation allowance of $19,437 (Note 5).

In November 2015, the FASB issued ASU No. 2015-17, *Income Taxes: Balance Sheet Classification of Deferred Taxes*. This ASU requires all deferred tax assets and liabilities to be classified as non-current. ASU 2015-17 is effective for fiscal years and interim periods within those years beginning after December 15, 2016 with an early adoption permitted. The Company elected to prospectively adopt ASU 2015-17 as of December 31, 2016. The adoption of this guidance did not have an impact on our statement of operations or cash flows.

The Company is a member of an affiliated group and files a consolidated federal income tax return and combined state and local income tax returns with CUSH. Under a tax allocation agreement, the separate return basis is utilized, whereby each member computes and pays its tax liability on a separate return basis. In computing their income tax liability on a separate return basis, member companies have the ability to recover taxes paid in a prior year or offset future taxable income to the extent net operating losses or other tax attributes that they generated are carried back or forward in any manner permitted under the Internal Revenue Code.

The Company has applied Accounting for Uncertainty in Income Taxes (ASC 740) which clarifies the accounting for income taxes by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the

financial statements. ASC 740 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. The impact of the provisions of ASC 740 is described in greater detail within the income taxes footnote (Note 5).

Use of Estimates – Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

NOTE 3 – VARIABLE INTEREST ENTITIES

The Company is a significant shareholder in two Variable Interest Entities, European Clean Energy Fund GP, Ltd and Clean Energy Partners, LLC, which are not consolidated because the Company is not considered to be the primary beneficiary.

European Clean Energy Fund GP Ltd ("ECEF GP"), a Cayman Islands limited liability company, is the general partner for the European Clean Energy Fund, L.P. ("ECEF"). The Company owns 25% and another unaffiliated shareholder owns 75% of ECEF GP. The Company continues to receive management fees for its role as a 25% shareholder of ECEF GP. The Company's participation in ECEF GP began on January 31, 2013 when it replaced Clean Energy Partners, LLC as the GP of ECEF. The Company has no exposure to loss as a result of its involvement with ECEF GP as it has not committed capital to ECEF GP. The purpose of the Company's participation in ECEF GP is to generate sales and marketing fees for the Company. The Company accounts for ECEF GP using the equity method of accounting. Total equity in earnings recognized by the Company for the year ended December 31, 2017 were $69,085 and are reported as a component of sales and marketing fees.

Clean Energy Partners, LLC ("CEP"), a Cayman Islands limited liability company, is a Special Limited Partner of ECEF and the former general partner of ECEF up until January 31, 2013. The Company owns 25% of CEP and another unaffiliated shareholder owns 75%. CEP has been inactive since ECEF GP became the general partner of ECEF. The Company has no exposure to loss as a result of its involvement with CEP as it has not committed capital to CEP. As a 25% shareholder of CEP, the Company previously received management fees through January 31, 2013 and placement fees through 2010 for placing investors with ECEF, and carbon advisory services fees through 2009 for advising CEP on the monetization of carbon credits and renewable energy certificates. The Company's participation in CEP began in the second quarter of 2006 until January 31, 2013 when ECEF GP became the general partner of ECEF. The Company accounts for CEP using the equity method of accounting. No equity in earnings was recognized by the Company for the year ended December 31, 2017.

NOTE 4 – RECEIVABLES

Sales and Marketing fees receivable for the year ended December 31, 2017 were $23,190. The balance at December 31, 2017 consists of monthly rebates from Securis Fund I ("Securis").

Asset management fees receivable for the year ended December 31, 2017 were $66,024. These fees represent amounts due for asset management services.

An allowance for doubtful accounts for receivables would be established based on management's judgment of the ultimate collectability of accounts receivable. For December 31, 2017, no allowances for doubtful accounts were necessary or recorded.

NOTE 5 – INCOME TAXES

The provision for federal and state income taxes for the year ended December 31, 2017 is as follows:

		2017
Current income tax benefit		
Federal	$	13,569
State		3,690
Deferred income tax benefit		
Federal		(67,939)
State		3,482
Total income tax benefit	$	(47,198)

The provision for federal income taxes incurred is different from that which could be obtained by applying the statutory federal income tax rate to income before taxes. The significant items causing this difference are as follows as of December 31, 2017:

		2017	Effective Tax Rate
Federal Tax Rate	$	(77,691)	34.0%
State and Local Income Taxes		513	-0.2%
Valuation Allowance		6,475	-2.8%
Revisions to Estimates		(6,971)	3.1%
Tax Rate Change		30,476	-13.3%
Total	$	(47,198)	20.7%

The Components of the net deferred tax assets as of December 31, 2017 are as follows:

		2017
Deferred tax assets:		
Other accrued expenses	$	7,741
Federal net operating losses		47,385
State net operating losses		25,557
Gross deferred tax assets		80,683
Valuation allowance		(19,437)
Gross deferred tax assets		61,246
Deferred tax liabilities:		
Partnerships		7,807
Net deferred tax assets	$	53,439

On December 22, 2017, the United States President signed tax reform legislation known as the Tax Cuts and Jobs Act (the "Act"), which resulted in significant modifications to existing tax law. The Company's financial statements for the year ended December 31, 2017 reflect the effects of the Act which includes a reduction in the U.S. Federal corporate tax rate 21%, effective January 1, 2018. The Company revalued its deferred tax assets and liabilities at the newly enacted tax rate resulting in a net deferred tax expense of $30,476.

The Company has available Federal net operating losses of $225,641 as of December 31, 2017 and state net operating losses of approximately $428,103 as of December 31, 2017. Realization of the deferred tax asset is dependent upon the continued generation of sufficient taxable income prior to expiration of loss carryforwards. Due to changes in state tax laws, limiting the Company's ability to utilize state loss carryforwards, management maintains a valuation allowance to reflect the portion of its state loss carryforwards expected to expire unused beginning in 2028.

Although realization is not assured, management believes that, with the exception of its state loss carryforwards, it is more likely than not that the net carrying value of deferred tax assets will be realized.

As of December 31, 2017, the total amount of unrecognized tax benefits, including interest and penalties was zero. The Company does not anticipate any significant changes with respect to unrecognized tax benefits within the next 12 months. The earliest federal tax year open for assessment by the Internal Revenue Service is 2009, as net operating losses from 2009 could be denied for tax years in which the benefit was

utilized. For New York state tax purposes, the 2014-2016 tax years remain open for audit and are currently under audit.

The Company does not anticipate any audit related adjustments that would result in a material adverse effect on the Company's balance sheets, statement of operations, shareholder's equity, and cash flows, and as such, holds no reserves for uncertain tax provisions.

NOTE 6 – RELATED PARTY TRANSACTIONS

Conning, Inc. ("CINC"), a registered investment adviser owned by the Parent, provides accounting, legal and compliance, and sales and marketing services to the Company related to the Company's operations as a registered securities broker dealer. Fees for these services for the year ended December 31, 2017 were $295,000 and are reflected in the Company's statement of operations.

The Company receives various other services from CINC. The services provided by CINC include portfolio management, trade execution, credit research and investment accounting and reporting services relating to Canadian dollar assets managed by the Company. Fees for these services for the year ended December 31, 2017 were $157,260 and are reflected in the Company's statement of operations.

The Company's operating expenses were $102,790 for the year ended December 31, 2017. These expenses were originally paid by CINC and reimbursed by CIP. The Company settles the due to affiliate balances generated by these operating expense transactions monthly.

The Company became a placement agent for Octagon Credit Investors, LLC ("Octagon") on February 1, 2016 under a new placement agreement after the Parent acquired 82% of Octagon on the same date. Octagon is a U.S. based manager of specialty fixed income asset classes with expertise in collateralized loan obligations, bank loans, and high yield bonds. As of December 31, 2017, no placement fees have been earned under this Octagon placement agreement.

Conning Asset Management Ltd ("CAML"), a UK based investment adviser owned by CHL, provided placement services to the Company by soliciting European investors to commit capital to Securis. Fees that the Company receives from Securis that are associated with placements made by CAML are paid to CAML by the Company and are not recognized as revenue by the Company. The Company has a payable to CAML for monthly rebates and performance fees from Securis in the amount of $23,107 for the year ended December 31, 2017. Total fees received from Securis and paid to CAML in 2017 were $829,525.

Due to affiliates are comprised of the following:

	2017
Due to CINC	$ 76,409
Due to CAML	23,107
Total due to affiliates	$ 99,516

It is possible that the terms of the transactions mentioned above are not the same as those that would result from transactions among wholly unrelated parties.

NOTE 7 – OTHER LIABILITIES AND ACCRUED EXPENSES

Other liabilities and accrued expenses are comprised of the following:

	2017
Audit fee payable	$ 36,628
Miscellaneous payable	700
Sales tax payable	208
Total other liabilities and accrued expenses	$ 37,536

NOTE 8 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's (SEC) Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by Rule 15c3-1, which requires the maintenance of a minimum net capital, as defined, of $9,251 at December 31, 2017. At December 31, 2017 the Company had net capital, as defined, of $776,235 which was $766,984 over the required minimum net capital. The Company's net capital ratio (aggregate indebtedness to net capital) was approximately .18 to 1. Net capital may fluctuate on a daily basis.

The Company claims exemption from the provisions of Rule 15c3-3 in accordance with Section k(2)(i).

NOTE 9 – SUBSEQUENT EVENTS

As of February 27, 2018, the date in which the financial statements were issued, management determined that no other subsequent events have occurred following the balance sheet date of December 31, 2017, which requires recognition or disclosure in the financial statements.

CONNING INVESTMENT PRODUCTS, INC.
COMPUTATION OF NET CAPITAL REQUIREMENT FOR BROKERS AND
DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
DECEMBER 31, 2017

Total shareholder's equity			$	952,721
Less non-allowable assets:				
Account Receivable	$	89,214		
Deferred Income Taxes		53,439		
Prepaid Expenses		15,159		157,812
Tentative Net Capital				794,909
Haircuts on Allowable Assets				18,674
Net capital			$	776,235
Total aggregate indebtedness			$	138,769
Minimum net capital requirement (6.6667% of aggregate indebtedness or $5,000, which ever is greater)	$	9,251		
Net capital in excess of requirements		766,984		
Net capital			$	776,235
Ratio of aggregate indebtedness to net capital				0.18 to 1

There are no material differences between this computation and the corresponding computation in the amended unaudited Part II FOCUS Report as of December 31, 2017.

CONNING INVESTMENT PRODUCTS, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
DECEMBER 31, 2017

The Company claims exemption from the provision of Rule 15c3-3 in accordance with Section k(2)(i).



Conning Investment Products, Inc. Exemption Report

Conning Investment Products, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5, "Reports made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claims an exemption from 17 C.F.R. §240.15c3-3 under the provision of 17 C.F.R. §240.15c3-3(k): (2)(i).

2) The Company met the identified exemption provision in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

Conning Investment Products, Inc.

I, Jung Lee, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By:
_____
Chief Financial Officer & Operations Principal
February 27, 2018



pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Conning Investment Products, Inc.

We have reviewed Conning Investment Products, Inc.'s assertions, included in the accompanying Conning Investment Products, Inc. Exemption Report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(2)(i) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2017 without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the year ended December 31, 2017.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

February 27, 2018

PricewaterhouseCoopers LLP, 185 Asylum Street, Hartford, CT 06103
T: (860) 241-7000, F:860-241-7590, www.pwc.com/us